COMMENTS RECEIVED ON DECEMBER 02, 2014

FROM EDWARD BARTZ

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity International Small Cap Fund

POST-EFFECTIVE AMENDMENT NO. 144

1. Fidelity International Small Cap Fund

"Fund Summary" (prospectuses)

"Performance"

C: The Staff requests that we include a narrative description of the linked index in the "Fund Summary" section.

R: As the result of Staff comments, we relocated all index descriptions to the "Appendix" section of the prospectus. In the "Performance" section of the "Fund Summary" we have revised the paragraph below to conform with our standard disclosure regarding the use of a supplemental index. We believe this text appropriately responds to Instruction 2(b) to Item 4(b)(2) of Form N-1A, and do not believe additional information about a supplemental index needs to appear in the "Fund Summary" section.

"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and an additional index over various periods of time. The indexes have characteristics relevant to the fund's investment strategies. The index descriptions appears in the Additional Index Information section of the prospectus. Past performance (before and after taxes) is not an indication of future performance."

2. Fidelity International Small Cap Fund

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"The price to buy one share is its net asset value per share (NAV). Shares will be bought at the NAV next calculated after your investment is received in proper form."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b).

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b), and note that the disclosure is intended to be read together with the paragraph directly below it. We acknowledge that the fund has a comparable disclosure in the "Additional Information about the Purchase and Sale of Shares" section of its statutory prospectus, but we believe that it is important to include the disclosure at issue because the fund will produce a stand-alone summary prospectus. Accordingly, we have not modified disclosure.

3. Fidelity International Small Cap Fund

"Investment Policies and Limitations" (SAIs)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when the fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

Fidleity Investment Trust (File Nos. 002-90649 and 811-04008), Post-Effective Amendment No. 144

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R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if the fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

4. Fidelity International Small Cap Fund

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

Fidleity Investment Trust (File Nos. 002-90649 and 811-04008), Post-Effective Amendment No. 144

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5. Fidelity International Small Cap Fund

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.